EXHIBIT 99.1

POET Technologies Appoints Jean-Louis Malinge to Board of Directors

SAN JOSE, Calif., Sept. 05, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced the appointment of Jean-Louis Malinge to its Board of Directors. Concurrently, Ajit Manocha, who served on the Company’s board since July 2014, has resigned from the Board to devote his time to his new position as president and CEO of SEMI, a global industry organization serving the electronics manufacturing supply chain, while remaining engaged with POET as a strategic advisor. Given Ajit’s new role, POET will certainly leverage SEMI’s outreach in the electronics industry, which also includes photonics.

Jean-Louis currently serves as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he also serves as a managing director for YADAIS, a leading consulting firm in the photonics and telecommunications industries, and is a board member of EGIDE SA, which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips.

Prior to his consulting and venture capital engagements, Jean-Louis served as the CEO of Kotura, a worldwide leader in silicon photonics that designed and manufactured CMOS optical components, until he sold the company in 2013 for $82 million to Mellanox. Previous to Kotura, he worked for more than 15 years at Corning Incorporated, a world leader in optical, display and advanced materials technologies, where he held various executive positions including vice president of optical networking components.

Jean-Louis Malinge holds a Masters Degree in Physics from Institut National des Sciences Appliquées in Rennes, France along with an Executive MBA from the MIT Sloan School in Boston.

POET’s Executive Chairman, David Lazovsky, commented, “We are pleased to have Jean-Louis Malinge join our board as we pursue exciting new opportunities in integrated photonics. Jean-Louis has extensive executive, technical and operational experience across the photonics and optical industry, with specific experience in transitioning companies from the R&D stage to successful commercial businesses by formulating key strategies and infusing organizations with customer-centric processes. In addition to his strategic and corporate development skills, I believe he will add significant value to the Board’s oversight and operational capabilities with his breadth of experience in the photonics industry.”

“On behalf of management and the entire board, I would also like to thank Ajit for his years of service to POET. Ajit has been a valuable contributor to our company, and we are very pleased with his recent success as president and CEO of SEMI. We look forward to continuing to work with him as an advisor to the Company. Moreover, we are enthusiastic to simultaneously add Jean-Louis to the Board who brings exceptional and relevant experience that directly complements POET’s strategic direction. We look forward to his input and contributions as we aggressively pursue the development and commercialization of our integrated photonics platform.”

Options Grant

The Board approved a grant of 525,000 stock options to Jean-Louis Malinge. The options are exercisable for 10 years at a price of CAD$0.30 (US$0.24) being the closing price of the Company’s shares on September 1, 2017. The directors’ options vest quarterly in arrears over the one year of service as a director until the next Annual General Meeting.

The options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the 3-months ended June 30, 2017, which were filed on SEDAR on August 10, 2017.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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